Lang Michener LLP
BARRISTERS & SOLICITORS

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September 28, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Carmen Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on Form F-4 (“F-4”)
Filed June 30, 2006
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letter of September 13, 2006 (the “Comment Letter”) signed by R. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have filed with the Commission via the EDGAR system Amendment No. 2 to the F-4 (the “Amended F-4”).

We have provided below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended F-4. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended F-4.

You will note that the number of common shares to be issued by Continental under the Merger has increased by 11,384. This is due to an increase in the amount of Great China shares of common stock outstanding resulting from the exercise of 100,000 options (and the expiry of 900,000 related options). The disclosure in the Amended F-4 has been revised throughout, as appropriate.

You will note that the number of common shares to be issued by Continental under the Merger has increased by 11,384. This is due to an increase in the amount of Great China shares of common stock outstanding resulting from a decrease in 1,000,000 options (exercise of 100,000 options and expiry of 900,000 options). The disclosure in the Amended F-4 has been revised, as appropriate.

Form F-4/A 1 filed August 25. 2006

1.	We note your response to comment 16 and reissue the comment in part. Please disclose whether a vote on the proposal satisfies the notice requirements.

A vote on the proposal does not satisfy the notice requirements. We have added the following disclosure on pages 11 and 67:

“Merely voting against, or failing to vote in favour of, the Merger will not satisfy the notice requirement and preserve your right to dissent under Nevada law. Also, because a submitted proxy not marked “against” will be voted “FOR” the proposal to adopt the Merger, the submission of a proxy not marked “against” will result in the waiver of dissent rights.”

Why is Great China proposing the Merger? page 10

2.

You reference, both here and elsewhere, your association with Hunter Dickinson. Discussion of that association is broken up into different parts of your filing. For reader clarification, provide, in a single location, a reasonably detailed but complete discussion of your relationship with Hunter Dickinson. Address any business relationships. We notice, among other things, that members of management and the Board are affiliated with Hunter Dickinson and that it holds debt of the company. Address also any relationship between Great China and Hunter Dickinson. Provide this discussion in nexus to the discussion of the Merger.

We have added the following disclosure to the Amended F-4 on pages 40 and 41:

“Association with Hunter Dickinson Inc.

Hunter Dickinson (“HDI”) is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDI is owned by 10 public resource companies, including Continental. As an umbrella organization, HDI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of May 31, 2006, HDI employed or retained on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.

Each public company in the HDI group, including Continental, owns a proportionate share of HDI and has the right to appoint one director to HDI’s board, so that it has access to all HDI’s financial records thus assuring transparency of cost allocations. HDI resources are made available on an as needed basis, at cost. Therefore, each public company only pays for the services it uses. In addition, HDI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Continental’s business relationship with HDI consists of utilizing the services described above. For example, other than the President and CEO, Continental does not have full-time management or employees. HDI provides these services to Continental, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the “Geological Management and Administration Services Agreement”). Because of cross membership of many of the boards within the group, members of management and the board of directors of Continental are also members of the board of HDI. (See “Management of Continental - Principal Occupation of Current Directors and Officers of Continental”). HDI’s arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDI, make short term advances to members of the group. Continental has been, but is not currently indebted to HDI. The Services Agreement can be terminated by either party on 30 days notice.

Great China does not have any material business relationship with HDI.”

Note that Continental used the proceeds of the Taseko debt financing to pay out Continental’s debt to HDI reflected on the June 30, 2006 financial statements. Continental is currently not indebted to HDI.

Risk Factors, page 30

3.	Please remove from the subheadings and text of the risk factors mitigating statements, such as “there can be no assurance.”

We have removed from the subheading and text of the risk factors mitigating statements. In addition, we have revised the disclosure throughout the Amended F-4, as appropriate, to remove mitigating statements such as that mentioned in this SEC comment.

4.

We reissue comment 20. It appears that you have not made the revisions reflected in your response. We further advise that the incorporation by reference of documents is governed by certain specific rules. Please ensure your compliance with those rules.

We have removed the reference to “incorporation by reference” in the introductory paragraph to the risk factors.

Meeting page 32

5.

We note your response to comment 26 and reissue the comment. We refer you to Rule 14a-4, which specifically provides that “[ n]o proxy shall confer authority... to vote with respect to more than one meeting (and any adjournment thereof).”

We have added a proposal to the form of proxy to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger, and we have filed Great China’s amended form of proxy as supplemental material. In addition, we added to the Notice of Special Meeting the following purpose on Proxy Statement page 3:

“to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger.”

We have also revised the disclosure throughout the Amended F-4 as appropriate.

Stock Ownership, page 34

6.	Provide the information required by Item 18(a)(5) of the Form S-4. See General Instruction C(d) to the Form F-4.

We have added the following disclosure at pages 53-56:

“Related Transactions and Interests of Great China Insiders in the Merger

Related Transactions

Disposal by Great China of Non-Core Properties

Great China previously held rights to earn interests in 43 mineral properties located in Tibet, China, referred to as the Non-Core Properties, which were obtained under mineral properties lease and option agreements with parties related to Mr. Zhi Wang or Great China. Great China and Continental concluded that the Non-Core Properties are of nominal value taking into consideration the fact that there are earn-in obligations associated with retaining them, and that the Non-Core Properties do not fit with the plans to develop the Xietongmen Property. Great China disposed of the Non-Core Properties in accordance with the Merger Agreement, and entered into termination agreements whereby Great China’s rights were terminated for nominal consideration back to the parties originally granting the rights. Continental has agreed not to acquire any interest in the Non-Core Properties for a period of one year following the Merger pursuant to the Merger Agreement.

Acquisition of Surrounding Properties

As set out in the Merger Agreement, the exploration rights are to be acquired for three other mineral properties located in Tibet,

China, which total 109 square kilometres and which surround the Xietongmen Property. They are the Donggapu, Zemoduola and Banongla properties. Great China currently holds rights to earn interests in these three properties pursuant to property option and lease agreements, and on completion of the Merger all exploration rights to these properties will be owned.

The Donggapu property will be acquired through the purchase of all of the shares of Top Mining Limited, a company incorporated under the laws of the Cayman Islands, and the Zemoduola property will be acquired through the purchase of the shares of Skyland Mining Limited, another Cayman company. The Banongla property will be acquired through the transfer of its exploration rights from Zhuolangji to Tibet Tian Yuan Mineral Explorations Ltd., a Chinese company which owns 100% of the exploration rights to the Xietongmen Property, and in which Continental has an indirect 60% interest. Top Mining Limited and Skyland Mining Limited are companies controlled by Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China, and the consideration for the acquisition of these properties will be paid to them. The consideration includes 1.5 million units of Continental with each unit consisting of one Continental common share and one two year warrant exercisable at Cdn$1.59, and cash of US$3,250,000 payable as to US$1,250,000 on closing of the Merger and the balance in four instalments of US$500,000.

Post-Merger Agreement

Mr. Zhi Wang, the Chairman, a director and the principal shareholder of Great China, has entered into a Post-Merger Agreement with Continental. In accordance with the Post-Merger Agreement, Mr. Wang confirms his support for the Merger and has agreed that he, on completion of the Merger, is to be a consultant to Continental at Cdn.$1.00 per year plus reasonable expenses, in order to make liaison with the appropriate mining and other regulatory authorities on Continental’s behalf in order to expedite obtaining all necessary mining permits to allow the commercial mining of the Xietongmen Property. Mining permits are to be obtained within one year of submission of the last of the initial applications for all permits, and in any event no later than March 31, 2010, subject to extension for delay resulting from circumstances for which Continental is solely responsible or by reason of force majeure. Provided Mr. Wang has materially contributed to obtaining the mining permits as set out above, he, or such person as he nominates, is to receive as compensation 2.5 million units of Continental, with each unit consisting of one share and one warrant exercisable at Cdn$1.59 per share for a period of one year after receipt of the permits. In the Post-Merger Agreement, Mr. Wang confirms that he does not have any direct or indirect interest in any other mineral properties within an area of influence of 10 kilometres of the perimeter of the Xietongmen Property and agrees that should he acquire such an interest within five years, he is to give notice to Continental and offer the rights to Continental at his cost.

The Post-Merger Agreement also provides for share voting and orderly market arrangements for Mr. Wang’s Continental common shares. On completion of the Merger, the Continental common shares that Mr. Wang directly or indirectly owns or controls are to be placed into escrow with a Vancouver law firm which has provided advice to Mr. Zhi Wang, pursuant to a written escrow agreement. This arrangement is to be effective during the cooperative period which will terminate on the earlier of 36 months from the closing of the Merger or the date when Mr. Wang, together with the certain other Great China shareholders who are also delivering their Continental common shares in escrow, own or control in aggregate less than 10% of the outstanding Continental common shares. During the cooperative period, Mr. Wang is not to dispose of more than 30,000 Continental common shares in any 30-day period. Mr. Wang may dispose of up to 150,000 Continental common shares into the market up to twice per year, after he first offers such shares to Continental at 95% of the average closing market price. During the cooperative period, Continental has agreed to use reasonable efforts to assist Mr. Wang in selling up to a total of 1,225,000 Continental common shares at a discounted market price set at 90% of the average closing price.

Mr. Wang has also agreed in the Post-Merger Agreement that during the cooperative period he will vote his Continental common shares in favour of proposals and resolutions recommended by management of Continental at Continental shareholder meetings. During the cooperative period, Mr. Wang is entitled to a preemptive right to take up his pro rata share of any new securities to be sold by Continental on substantially the same terms as are offered to third parties. This pre-emptive right does not include Continental securities that are allotted or issued for stock options, property acquisitions or with respect to any financing as set out in the Merger Agreement, and securities issued on the exercise of options, warrants and property commitments outstanding as at the date of closing. The Post-Merger Agreement supersedes letter agreements previously signed with Mr. Wang.

Shareholder Letter Agreements

Eleven Great China shareholders, holding approximately 112.8 million Great China common shares (or 35.5% of the outstanding Great China shares of common stock)(the “11 Great China Shareholders”), have signed new letter agreements (the “Shareholder Letter Agreements”) with Continental, setting out orderly market restrictions on the disposition of the shareholders’ Continental common shares. In accordance with the Shareholder Letter Agreements, the 11 Great China Shareholders have agreed to place all of their Continental common shares received on the Merger in escrow with the same Vancouver law firm used for Mr. Wang’s escrow described above, in accordance with an escrow agreement on terms similar to those of the escrow agreement with Mr. Wang. The cooperative period for each of the 11 Great China Shareholders terminates on the earlier of 36 months following closing of the Merger and the date on which such shareholder owns less than 100,000 Continental common shares. Similarly to the arrangements with Mr. Wang, each of the 11 Great China Shareholders is permitted to sell up to 25,000 Continental common shares in any 30-day period, and may also, up to twice per year, sell an equal number of Continental common shares, provided that the shares are first offered to Continental at 95% of the average closing price over a five day period. Continental has also agreed to use reasonable endeavours to assist each of the shareholders in disposing on a one-time basis of between 150,000 and 425,000 shares, depending on the number of shares held, at a discounted price of 90% of the average closing market price over a ten day period. These shareholders have a connection with Mr. Wang and became shareholders through that connection. Therefore, it seemed reasonable to seek their support for the Merger and participation in the orderly market restrictions afterwards.

In accordance with the Shareholder Letter Agreements, each of the 11 Great China Shareholders is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on terms and conditions similar to the rights set out above for Mr. Wang. Each of the 11 Great China Shareholders has also agreed during the cooperative period to vote his shares at Continental shareholders meetings in favour of proposals and resolutions recommended by management of Continental. Each of the 11 Great China Shareholders has also confirmed that he does not have any direct or indirect beneficial interest in any mineral properties in the area of influence, and has agreed that should he acquire such interest within five years, he will immediately offer the interest to Continental at cost.

The Shareholder Letter Agreements supersede all previous agreements and arrangements. Previously Continental had signed letter agreements with holders of approximately 212 million Great China shares of common stock, representing approximately 67% of the Great China shares of common stock, which holders included Mr. Wang and the 11 Great China Shareholders. Those letter agreements, which included an alternative exchange of their Great China shares of common stock for Continental common shares on a private basis as a possible alternative to the Merger, were terminated. The other shareholders were a group who participated in a financing done by Great China and all of them except Mr. Garson are non-US persons.

Interests of Great China Insiders in the Merger

Directors of Continental Upon Completion of the Merger

Upon completion of the Merger, Mr. Zhi Wang and Mr. Jie (“Jack”) Yang will become directors of Continental in accordance with the Merger Agreement. On becoming a director of Continental, Mr. Wang is to receive stock options of Continental for 700,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Wang ceases to be a director. The proposed Merger was discussed among the directors and senior officers of Great China, including Mr. Wang and Mr. Yang. Mr. Wang and Mr. Yang abstained from the voting by the board of directors of Great China to approve the Merger.

There are no other employment arrangements in place for Great China directors or officers upon completion of the Merger.

Stock Ownership of Directors and Officers in Continental After the Merger

The directors and officers of Great China will receive the amount of Continental common shares as determined by the Exchange Ratio. As a group, the directors and officers of Great China own 40,600,000 common shares or 12.8% of Great China. (See “Great China - Security Ownership of Beneficial Owners of Great China Common Stock”). Each Great China director and executive officer has indicated his or her intention to vote the Great China common stock owned by him or her for approval of the Merger. Upon completion of the Merger, directors and officers of Great China will own 5.2 % of Continental.

Stock Options of Great China After the Merger

Each outstanding Great China stock option will be replaced by an option to acquire, on similar terms and conditions as were applicable under the Great China stock option, that number of Continental common shares as the holder of the Great China stock option would have been entitled to receive if the option were exercised immediately before the Merger. The exercise price of the option will be at a price per Continental common share of US$1.05, which is approximately equal to the exercise price for each share of Great China common stock otherwise purchasable under such Great China stock option divided by the Exchange Ratio. (See “The Merger Agreement - Exchange of Great China Stock Options (for officers and employees of Great China only)”).”

The Merger, page 26

Background of the Merger, page 36

7.

You indicate that Continental acquired the right to earn up to a 60% interest in February 2004. However, disclosure in Section 3.1 of the Ross Glanville fairness opinion indicates that that agreement (the Property Option Agreement) was later cancelled and replaced in November 2004 with the Preliminary Option Agreement. That agreement was replaced in December 2004 with the Formal Agreement which contained earn-out provisions. The fairness opinion anticipates that Continental will have earned the 60% by the end of April 2006.

Revise your disclosure to address these events. Were they part of the “normal course of business activities” which led to the Merger Agreement? Clarify if and when Continental acquired the 60% interest. In that regard, quantify the ownership of each of Continental and Great China in Highland.

We have added the following disclosure at pages 36-37:

“Background of the Merger

In February 2004, Hunter Dickinson reached an interim option agreement with China NetTV Holdings Inc. (subsequently renamed as Great China Mining Inc), pursuant to which Hunter Dickinson acquired the right to earn-in to either a 50% or a 60% direct working interest in the Xietongmen Property (the “Interim Option Agreement”). The Interim Option Agreement was assigned to Continental in February, 2004.

In November 2004, Continental and Great China restructured the working interest option to instead give Continental an option to buy shares in Highland Mining Inc., a British Virgin Islands company, which by then indirectly owned the Xietongmen Property through a private Chinese subsidiary (Tibet Tian Yuan Minerals Exploration Ltd.). Under the restructured arrangements, Continental acquired options to purchase 50% or 60% of the shares of Highland Mining Inc.

In December 2004, a formal agreement (the “Option Agreement”) was finalized and received regulatory approval. The Option Agreement replaced the Interim Option Agreement. Under the Option Agreement, Continental acquired options to earn up to a 60% interest in Highland as follows:

Continental could earn an initial 50% interest in Highland (the “First Option”) by:

paying initial option payments totalling US$2 million, comprising:

US$1.2 million upon receipt of regulatory approvals, which was paid in December 2004; and

the US$0.8 million balance within one year, which was paid in December 2005; and

funding Highland to allow it to conduct a further

US$5 million of exploration on the Xietongmen Project.

Upon acquisition of 50% of Highland, Continental could increase its interest in Highland to 60% (the “Second Option”) by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

Continental assigned its rights under the Option Agreement into an indirect wholly-owned Cayman subsidiary. Continental owns 100% of the shares of Cayman corporation, N7C Resources Inc. ("N7C"), which in turn owns 100% of N8C Resources Inc. ("N8C") which itself holds the options under the Option Agreement. Continental funds its investment in Highland via N7C and N8C. (See “Information Regarding Continental – Schematic of Continental Before the Merger”)

As of December 15, 2005 Continental had fulfilled its obligations under the First Option. As of December 15, 2005, each of Continental and Great China owned 50% of Highland. Continental gave a notice of completion of its exercise of the First Option to Great China as well as notice of Continental’s intention to exercise the Second Option.

Under the Option Agreement, Continental was to manage Highland and Tian Yuan during the option period. Once the Second Option is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.”

These activities were in during the course of dealings between Continental and Great China, and we have revised the disclosure at page 37 to read:

“During the course of dealings between Continental and Great China, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was a common point upon which to establish a merger and unify the companies’ respective interests in the Xietongmen Property by way of an exchange of share capital. Merger negotiations commenced in early 2006. “

8.	In the fifth paragraph, identify the holders of the 212 million Great China Mining shares with whom you entered in letter agreements. Provide us with copies of the form of those agreements.

We have furnished a copy of the First Letter Agreement as supplemental material, as an example of the form of the First Letter Agreements. All of the First Letter Agreements are in the same form, with only the shareholder information and number of shares changing, as applicable. In addition, we have revised the disclosure in the Amended F-4 at page 38 as follows:

“In April 2006, Continental and Great China entered in a Letter of Intent which set out the business terms of the Merger and the Related Transactions. In addition, Continental entered into letter agreements with holders of 212 million Great China shares, representing approximately 67% of the ownership of Great China, whereby the Great China shareholders agreed to certain post-Merger restrictions on their Continental common shares (the “First Letter Agreements”). These shareholders included: Zhi Wang, Lanmei Wang, Yanguang Du , Jing Wang , Youzhen Fu, Qiang Wang, Yulan Wang, Qinglin Han, Lijun Chen, Gouxing Chen, Jing Guo, Yulin Chen, Leung Ho Kok, Guangmin Zhu, Xiaojun Ma, Jie Yang, Shuzheng Yang, Hengxiu Cai, Raheel Sayani, Noorappa Kamaludeen, Kurshid Ahmed, Zainul and Saleem Hadi, Ibrahim Abdullah, and Richard Bullack The First Letter Agreements were terminated, and as of the end of May 2006, the Shareholder Letters were entered into with the same shareholders. (See “Related Transactions and Interests of Great China Insiders in the Merger – Shareholder Letter Agreements”). On June 12, 2006, Continental and Great China publicly announced the execution of the Merger Agreement.”

Recommendation of the Great China Board of Directors. page 37

9.	Indicate the date that the Board made its determination.

The Great China board of directors concluded that the Merger with Continental is in the best interests of Great China’s stockholders on May 29, 2006. This disclosure has been added to the Amended F-4 on page 39.

10.

Indicate whether the Board considered the Glanville opinion in making its determination that the Merger is fair and in the best interests of Great China and its stockholders. Clarify when the Board received that report.

We have amended the disclosure at pages 38-39 as follows:

“On May 15, 2006, Ross Glanville & Associates, Ltd., Great China’s financial advisor, delivered an opinion, to the Great China board of directors that, as of the date of the Fairness Opinion, the Exchange Ratio to be received in the Merger was fair, from a financial point of view, to the stockholders of Great China. Since the Exchange Ratio is the culmination of the essential elements of the Merger, the Fairness Opinion extends to the fairness of the Merger to Great China shareholders. (See “The Merger - Fairness Opinion Regarding the Merger”).”

In addition, we have amended the disclosure at page 38 as follows:

“The Great China board of directors met on several occasions to consider a possible merger type transaction with Continental. In addition, the Related Transactions were under negotiation in various combinations of Continental, Mr. Zhi Wang, Great China, and their respective advisors. In furtherance of these negotiations, Great China retained a mining property valuation expert, Ross Glanville & Associates Ltd. In its discussions, the Great China board of directors considered the oral opinion of Glanville, subsequently confirmed in writing in the Fairness Opinion. (See “The Merger - Fairness Opinion Regarding the Merger”). After further deliberation, the board of directors of Great China approved the Merger with Continental and resolved to recommend to Great China’s stockholders that they vote for approval of the Merger with Continental.”

Great China’s Reasons for the Merger, Page 38

11.

We note your response to prior comment 33 and the corresponding revisions. Please state whether any other alternatives were considered. In this regard, we note the statement that the merger “is more attractive than the other alternatives available to Great China.”. If other alternatives were considered, please describe such alternatives.

We have amended the disclosure at page 39 as follows:

“The Great China board of directors concluded that the Merger with Continental is in the best interests of Great China’s stockholders on May 29, 2006 because the Merger is more attractive than the other possible alternatives available to Great China which included remaining in the joint venture and being responsible for cash contributions to fund exploration and other expenses or seeking another merger partner with more resources than were available to the Great China principals. In addition, the Great China board of directors considered possibly raising money through private placements, seeking other joint venture participants, and undertaking a public offering. The Great China board of directors concluded that the Merger will enable Great China stockholders to participate in the growth of a larger, financially stronger Combined Company, that will have enhanced liquidity and more financing options available to it. In addition, the Combined Company is expected to be better positioned to develop existing opportunities and to respond to competition for the acquisition of attractive properties and companies, because of its strengthened market presence and association with Hunter Dickinson Inc. (See “The Merger - Association with Hunter Dickinson Inc.”).”

12.	Expand the second paragraph to identify the “wide variety of factors” that you considered and identify those that the Board considered material.

We have amended the disclosure at pages 39-40 as follows:

“The Great China board of directors considered a wide variety of factors in connection with its evaluation of the Merger, including:

  Great China was not the controlling operator at the Xietongmen Property, but was obligated to continue funding its 40% share of exploration expenses which would be substantial in the next two years;

  Continuing expenditures for exploration may be US$5-10 million or greater before feasibility of production could be established on the Xietongmen Property, if at all;

  Great China could lose all of its interest in the Xietongmen Property if Great China could not pay its exploration expenses due to insufficient capital;

  Dilution (to raise capital for exploration expenses) to Great China shareholders, while Great China experienced no income for several years and continuing significant losses, which could have a negative effect on the price of Great China’s common stock and cause damage to the shareholders;

  In May 2006, Great China stock was in the $0.14 and $0.28 per share range, and private placements or equity line financings would have been at a discount resulting in significant further dilution to Great China shareholders;

  Great China management concluded that the combination of Great China and Continental would present a strong image to the market while attempting to raise more capital, thereby preserving value to shareholders;

  Over 80% of Great China shareholders favoured the Merger; and

  Great China management concluded there would be efficiencies in combining Great China and Continental on overhead, management, accounting and accounting methods and regulatory expenses.

All of these factors were considered material by the Great China board of directors. In light of the complexity of those factors, the Great China board of directors did not consider it practicable, nor did it attempt, to quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Great China board of directors may have given different weight to different factors.”

13.	Expand the last paragraph to describe, in reasonable detail, the “generally prevailing conditions in the mining industry in China and worldwide.”

We have amended our disclosure at page 40 as follows:

“The Great China board of directors believes that the Merger represents the best strategic alternative available to Great China and its stockholders. The Great China board of directors reached this conclusion after reviewing the generally prevailing conditions in the mining industry in China and worldwide including:

  Significant national industry regulatory issues which are costly and time consuming;

  Intense competition for skilled exploration personnel and equipment;

  Mineral exploration requiring large amounts of capital with no guarantee of success, and there is intense competition for such capital among mineral companies;

  Environmental considerations;

  World markets for minerals have been significantly fluctuating upwards over the past several years, particularly for gold, silver, and copper. This has led to intense competition to open new resources which uses up available personnel and financing and equipment and;

  Exploration prospects without proven production are viewed as highly risky for financing, making financing for such projects very expensive.”

Fairness Opinion Regarding the Merger, page 39

Annex A

14.

It is not clear what analysis Glanville conducted in making its fairness determination. Item 1015(b)(6) requires that you furnish a summary that includes “the bases for and methods of arriving at” the fairness determination. This requires more than simply identifying the method and conclusion but providing a meaningful summary which presents, in reasonable detail, the analysis conducted, quantifies the data considered and sets forth how that analysis resulted in the fairness determination. As currently presented, the only analysis you provide is the premium to be received by the shareholders of Great China. The relevance of the factual disclosure regarding the cut-off grades of Xietongmen to the fairness determination is not clear. It is also not clear how the other factors considered contributed to the factual determination.

Revise to clearly set forth and summarize the bases for Glanville’s determination.

We have revised the summary of the Fairness Opinion in accordance with item 1015(b). It now includes a summary of: the procedures Glanville followed; the findings and recommendations of Glanville; the bases for and methods of arriving at such findings and recommendations; instructions received from Great China; and any limitation imposed by Great China on the scope of investigation.

The relevance of disclosure of the cut-off grades in the Fairness Opinion is to provide background information on the Xietongmen Property, and provide context for the Resource estimates. As stated in the Fairness Opinion, Glanville read technical reports relevant to the Xietongmen Property, including The Technical Report of the Resource Audit of the Xietongmen Property, Tibet, People’s Republic of China, March 24, 2006, prepared by Andy Nichols, P.Eng., and Greg Mosher, P.Geo. of Wardrop Engineering (the “Wardrop Report”). Much of the technical disclosure in the Fairness Opinion was adopted from the Wardrop Report, and was provided to give readers an understanding of the Xietongmen Property.

The factors that Glanville considered in the Fairness Opinion cannot be precisely quantified, and Glanville weighed all of the factors in coming to its conclusion in the Fairness Opinion with that weighting based on Glanville’s experience in valuing over 500 mining companies.

We have revised the disclosure at pages 41-44 in consultation with Glanville as follows:

“Fairness Opinion Regarding the Merger

Great China board of directors retained Ross Glanville & Associates, Ltd. (“Glanville”), its financial advisor, to provide an independent, qualified opinion as to the fairness of the Merger to the shareholders of Great China. Ross Glanville of Glanville, with assistance from Barry Price of B.J. Price Geological Consultants Inc., prepared “A Fairness Opinion Regarding The Proposed Acquisition Of Shares of Great China Mining Inc., by Continental Minerals Corporation, dated May 15, 2006, and amended August 9, 2006, (the “Fairness Opinion”).

The summary of the Fairness Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Fairness Opinion attached as exhibit 99.1. You are urged to, and should read, the Fairness Opinion carefully and in its entirety. An executive summary of the Fairness Opinion is attached to this proxy statement/prospectus as Annex A. In addition, the Fairness Opinion will be made available for inspection and copying at the Great China office during its regular business hours by any interested security holder or representative who has been so designated in writing.

The written opinion of Glanville addresses only the fairness of the Exchange Ratio, from a financial point of view, as of the date of the Fairness Opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger. In addition, Glanville expresses no opinion as to the expected trading price of the shares of Continental if the Merger is completed, and does not constitute a recommendation to buy or sell the shares of Great China or Continental.

Glanville specializes in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Mr. Glanville became a member of the Certified General Accountants of British Columbia. (CGA). He is also a member of the Canadian Association of Mineral Valuators. Geological descriptions and resource estimates in the Fairness Opinion were compiled by Barry Price, M.Sc., P.Geo., President of B.J. Price Geological Consultants Inc.. Mr. Price graduated with a B.Sc. and M.Sc. degree in Geology from the University of British Columbia in 1965 and 1972 respectively. Mr. Price has worked for 41 years as a geologist, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Glanville was selected by Great China to prepare the Fairness Opinion based on his extensive experience in like matters. He was referred to Great China’s board by Hunter Dickinson Inc. HDI have retained Glanville over the last decade or so on three occasions and most recently in 2005, when Northern Dynasty Minerals Ltd. retained him to prepare a valuation of the Pebble deposit in Alaska. Glanville was paid Cdn $23,420 to complete the valuation of the Pebble deposit. Glanville was paid Cdn $43,925 plus expenses for the Fairness Opinion, and the payment of the fee was not dependent upon the opinion rendered. The amount of compensation to be paid to Glanville was determined by way of negotiation, and an engagement letter was submitted by Glanville and accepted by Great China. Elements of the engagement letter included, but were not limited to, a description of the services to be provided and the amount of the fee payable.

In order to prepare the Fairness Opinion, Glanville read technical and other reports relevant to the Xietongmen Property, including The Technical Report of the Resource Audit of the Xietongmen Property, Tibet, People’s Republic of China, March 24, 2006, prepared by Andy Nichols, P.Eng., and Greg Mosher, P.Geo. of Wardrop Engineering.

In addition, Glanville reviewed the relative share trading price histories of Great China and Continental, considered other assets of Great China and Continental, noted the terms of the most recent financings of Great China and Continental, and obtained the December 31, 2005 financial positions of Great China and Continental. Glanville also reviewed relative contributions of Great China and Continental to the Combined Company and pro forma comparisons of a Great China-Continental combination to Great China, Continental stand-alone and to other similar mining companies. Glanville also considered a number of other factors, some of which are set out below:

  Continental has earned a 60% interest in the Xietongmen Property;

  the Xietongmen Property is the main asset of Great China and Continental, and the percentage shareholdings in the Combined Company by shareholders of Great China and Continental will be about 40% and 60%, respectively (the same beneficial interests in the Xietongmen Property that Great China and Continental have);

  the track record of success in exploration and development by the principals of Continental;

  the relative working capital positions of Great China and Continental as at April 30, 2006, and the estimated relative working capital positions at the time Continental earned its 60% interest;

  the prior financings of Great China and Continental;

  the indicated value of the Xietongmen deposit, based on comparables (dollars per ounce of contained gold and cents per pound of contained copper in the resource);

  the ownership dilution implications of the Merger;

  the numbers and exercise prices of the options and warrants of each of Great China and Continental;

  the technical and financial expertise of the proposed management and board of directors of the Combined Company;

  the size and financial strength of the Combined Company; -the operating experience of the Hunter Dickinson group at the Gibraltar Mine in British Columbia;

  the expertise of the skilled technical staff (including geoscientists and mining engineers) of the Hunter Dickinson group, who have worked on a number of similar projects throughout the world;

  the fact that Great China would have to raise substantial financing to maintain its interest in the Xietongmen Property, or have its interest diluted;

  the promotional and fund-raising track record of the principals of Continental;

  the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate public companies;

  the interests that Great China may earn (by completing the option earn-in requirements) in the Surrounding Properties;

  the offer by Continental for the minority interests in the Surrounding Properties;

  the elimination of the duplication of regulatory filings;

  the recent volumes and trading ranges of the Great China’s and Continental’s shares; and

the synergies in exploration/development/construction that will likely be realized with the projects under the control of one company.

The factors that Glanville considered in the Fairness Opinion cannot be precisely quantified, and Glanville considered all of the factors in coming to its conclusion in the Fairness Opinion based on Glanville’s experience in valuing over 500 mining companies. Glanville gave the most weight to the fact that the Xietongmen Property is the main asset of Great China and Continental, and the percentage shareholdings in the Combined Company by shareholders of Great China and Continental will be about 40% and 60%, respectively (the same beneficial interests in the Xietongmen Property that Great China and Continental have). This affected Glanville’s conclusion to the extent that if the net assets of each company (including working capital and other assets/liabilities – both tangible and intangible) represented the same percentages (i.e. 60% and 40% for Continental and Great China, respectively) prior to the amalgamation and after the amalgamation, the transaction would be fair to the shareholders of Great China.

Glanville also assigned significant significance to the relative trading prices of the shares of each of Continental and Great China. Both of the foregoing factors indicate that the proposed transaction is fair to the shareholders of Great China. The other factors considered by Glanville had a lesser impact on his fairness opinion, but are nevertheless considerations for the shareholders of Great China. These include the fact that a 60% interest in a project would generally be accorded a control premium, or conversely, a 40% interest would be accorded a minority discount. In addition, Glanville considered that the extensive market and mining experience of the HDI Group is important, although difficult to quantify.

The amount of consideration offered to Great China shareholders was determined by negotiation between Great China and Continental, and is supported by the Fairness Opinion. The Fairness Opinion states that based on the closing share trading prices of Great China and Continental on April 12, 2006, Continental would be paying a premium of about one third for all of the shares of Great China (Cdn. $1.89 divided by the product of multiplying Cdn. $0.161 by 8.7843 equals 1.336, or a 33.6%

premium). Glanville concludes that such a premium for control (shareholders of Continental would own about 60% of the Combined Company) is reasonable, especially considering the fact that Great China has a minority interest in the Xietongmen Property (40%). Glanville also noted that Great China has the right to earn interests in three properties that surround Xietongmen, and this additional value is offset by the fact that a minority discount should be applied to Great China’s interest in Xietongmen.

As a result of the foregoing, the Fairness Opinion states that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Great China because the financial value of the rights and interests attributable to Great China shareholders after the Merger is completed is not less than the financial value of their interests as shareholders prior to the Merger. Since the Exchange Ratio is the culmination of the essential elements of the Merger, the Fairness Opinion extends to the fairness of the Merger to Great China shareholders.”

15.	Revise the prospectus so that Annex A and B are actually contained in the prospectus. Currently, they are in Part II of the registration statement.

We have made the change requested by this SEC comment.

Related Transactions and Interests of Great China Insiders in the Merger, page 58

16.	We note your response to comment 15 and the corresponding revisions. Please further revise to describe the material relationship of each identified related party to Great China.

The consideration for the acquisition of the Surrounding Properties will be paid to Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China. The material relationship of Zhi Wang to Great China has been disclosed in the section “Related Transactions and Interests of Great China Insiders in the Merger” of the Amended F-4 (see response to SEC comment #6). Guangmin Zhu was a party to the First Letter Agreements with Great China, which were terminated (see response to SEC comment #8), and he is currently a shareholder of Great China. Xiaofei Qi is married to Guangmin Zhu. Guangmin Zhu and Xiaofei Qi are directors of Top Mining Limited and Skyland Mining Limited. Zhi Wang is a director of Skyland Mining Limited.

Material United States Federal Income Consequences Related to the Merger, page 60

17.	Please revise your disclosure to remove any extraneous information. In this regard, we note the bullet points under the first full paragraph.

We have revised our disclosure throughout this section. Due to the length of the disclosure, we have not reproduced the section here, however please see pages 56- 60 of the Amended F-4.

18.

Please revise your disclosure throughout this section to clarify which are the matters upon which counsel is opining. It is not clear whether counsel is providing an opinion regarding whether or not the merger will constitute a taxable exchange. Also, revise the introductory paragraphs to clarify that this is not merely a discussion of the tax consequences, but rather constitutes the opinion of the named counsel.

Please see response to SEC comment #17.

Operating and Financial Review and Prospects of Continental, page 92

19.	Please revise the last sentence on page 92. It appears to be incomplete.

We do not understand this SEC comment. We note that the disclosure under the section “Operating and Financial Review and Prospects of Continental” is on page 77 – 79. There appear to be no incomplete sentences in this section. There also appears to be no incomplete sentences on page 92. The last sentence on page 92 is continued onto page 93.

Exhibit 5.2

20.	Please number this exhibit in accordance with Item 601 of Regulation S-K.

This exhibit has been renumbered as exhibit 8.1 in accordance with the applicable law.

21.

The opinion should address each matter opined upon in firm, conclusive terms. The statement that the merger will qualify as a reorganization is not sufficient. Rather, counsel should state whether or not, in its opinion, the merger constitutes a reorganization. Also, it is not adequate to assume the legal conclusion underlying the opinion. We note in this regard the statement that “[a]ssuming that the merger qualifies as reorganization under Section 368(a)(1)(A) and 368(a)(2)(E), Parent Sub and the Company will each be a “party to [the] reorganization” within the meaning of Section 368(b). The opinion further fails to include a conclusion as to whether or not the merger will be a taxable exchange. Please obtain a new opinion that adequately addresses all of these matters.

We have revised the opinion disclosure after discussion with the responsible professionals, and believe it now addresses this SEC comment and is consistent with precedent Please see attached as exhibit 8.1.

22.

We note the statement that the “opinion letter may be relied upon by you only.” This representation is inadequate. Please revise. Shareholders must be able to rely on the opinion to be able to make an educated decision with respect to the merger.

We have revised the disclosure, and believe it addresses this SEC comment and is consistent with precedent Please see attached as exhibit 8.1.

Note 2, Significant Accounting Policies, page F-7

(n) Asset Retirement Obligations, page F-10

23.

We note you have recognized certain asset retirement obligations as they are incurred. Please expand your disclosures to provide the disclosures required by Section 3110 of the CICA Handbook as it relates to your asset retirement obligations.

The Company adopted an accounting policy for asset retirement obligations, which policy is consistent with CICA 3110 and SFAS 143. However, to date, the Company has not incurred any asset retirement obligations. Therefore, no additional disclosure is required at this time.

Note 4, Mineral Property Interests, page F-13

24.

We note the revisions you have made to the mineral property interests acquired and non-controlling interests of Highland Mining as displayed in the table on page F-15 and further discussed in the note 2(r). We also note you have filed an amended Form 20-F as of December 31, 2005 but these revisions to the table presented in Note 4 were not made. Please revise your Form 20-F/A to consistently reflect all revisions and restatements to the disclosures made to the information presented in your Form F-4/A.

Your point is well taken. Management will revise Note 4 of the 2005 Form 20- F/A, in order to be consistent with Form F-4/A.

25.

As it relates to the restatements and amendments to your financial statements as of December 31, 2005, please tell us what consideration you gave to the requirement to restate and amend these financial statements and disclosures when re-evaluating your conclusions regarding the effectiveness of your disclosure controls and procedures. If you continue to believe your disclosure controls and procedures were effective as of the end of the period covered by your Form 20-F/A, please support your conclusion and tell us what information you relied upon in reaching this determination.

Management believes that disclosure controls were effective as at December 31, 2005 and continue to be operating effectively since such time. In making such a determination, Management relied upon the existence and continuation of the appropriate segregation of duties during the financial statement preparation process, together with the review of financial disclosures by separate different key levels of management, the audit committee and board of directors for each financial disclosure to the public. In addition, Management communicates regularly with the Company’s external auditors to add additional comfort that its financial statements appropriately reflect the proper disclosures. Management believes that the restatement was due to the complexity of the accounting transaction combined with the various possible interpretations of the appropriate accounting treatment; in particular, in determining the fair value of the non- controlling interest at the time of the transaction, and does not reflect a break- down in disclosure controls. Management along with the Board of Directors and audit committee have reconsidered the disclosure and presentation, and concluded that no changes are required to management’s assessment of the effectiveness of disclosure controls and procedures.

26.

We have reviewed your response to comment 54 of our letter dated July 28, 2006. We understand you have expensed the $1.4 million initial option payment to Highland made in December 2004 because the 50% investment in Highland was not complete as the second payment had not been made, the 500,000 shares received were pledged back to the shareholders of Highland and the payment was treated as an exploration expense. Please tell us if Highland would have been required to return the $1.4 million payment if you did not make the second payment of $944,880 in December 2005. In addition, your disclosures state the pledge of 500,000 shares was not made until March 2005, so as of December 31, 2004, it appears you held ownership of these shares. In addition, it is unclear why you believe the $1.4 million payment should be treated as an exploration expense as you did not have any exploration activities at the time the payment was made. Based on these facts, it appears this amount should be treated as a payment for an investment in Highland. Please revise and expand your disclosure as necessary to address your accounting for this moment.

Highland would not have been required to return the $1.4 million initial option payment, if the Company had not made the second option payment of $944,880 in December 2005.

As of December 31, 2004, the 500,000 Highland shares were held in trust by the Vendor’s lawyer and were not releasable until completion of definitive formal agreement(s), Continental completing the second option payment of $944,880 in December 2005 and Continental completing the necessary additional earn-in expenditures of US$5 million. If Continental failed to complete all of these conditions or if Continental elected not to complete all of these conditions, Continental would not receive any Highland shares or any rights or entitlements whatsoever to the underlying subsidiary companies and or the Xietongmen Property.

Prior to the $1.4 million payment, exploration activities on the property had already taken place, principally lower level due diligence type exploration, legal and accounting investigation activities, all of which are reflected in the financial statements for fiscal year 2004 as exploration expenses. At the time of making the $1.4 million initial option payment and continuing until the December 2005 option payment, Continental was uncertain if it would make that latter payment due to many significant risk uncertainties. In particular, risk over ownership and rights to exploration and exploitation of the mineralized material to the extent determined, if any, were and continue to be somewhat concerning as no mining or advanced exploration has been done in Tibet; plus the mining and Chinese laws have been in a state of flux evidenced by the corporate structure into China by way of a Wholly Foreign Owned Enterprise (Continental being one of the very first corporations permitted to invest into China by this approved method); the property had only had rudimentary exploration carried out by the Chinese government geological society which does not meet the QC/QA North American standards and cannot be relied on; it was a “grass roots property”; only limited work had been done on the property including 2 shallow drill holes and one under ground audit; no resource had been determined nor substantiated for the property; and finally there was the possibility of reclamation and clean up liabilities due to the previous operators work which included surface disturbance for roads , camps, water etc., which could be costly given once vegetation is affected it is costly to remediate due to the severe water shortages experienced at these high altitudes of 12,000 feet. Continental’s goal, as supported by these facts, made a high risk option payment in December 2004 that provided access to the property to spend approximately a year completing due diligence and modern exploration activities to determine if these results would warrant an option payment of $944,880 in December 2005. Based upon these high risk uncertainties and the unknown value if anything of the underlying property, the Company could not conclude that there was future benefit to be derived from the property at the time of the option payment, and thus treatment of the $1.4 million payment as an expense was considered appropriate. The Company considers that such a conclusion is consistent with staff’s guidance on the indeterminate future cash flows of properties at this stage of their development.

27.

On a related matter, your disclosures state you did not consolidate your interest in Highland until December 15, 2005, upon payment to complete the First Option to acquire 50%. Therefore, it is unclear why you have recorded and presented exploration expenses prior to this date, as detailed on page F-6. Please revise your statements and disclosures or explain why you believe this accounting treatment and presentation is appropriate in accordance with Canadian and US GAAP.

As per our response to comment 26, the option payment of $1.4 million in December 2004 provided the Company access to the property along with the ability to perform due diligence on mineral tenure, permitting, environmental, legal, tax, etc and with access to conduct its own due diligence and North American style modern exploration on the property. Limited exploration activities commenced in 2004 on the property and these non-conclusive results are reflected as exploration expenses on page F-6. In accordance with the Company’s accounting policy described in note 2(e) on page F-8 of the 2005 20- F/A, these amounts have been expensed on the consolidated statements of operations, under both Canadian and US GAAP.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F- 71

28.

Please revise your pro forma adjustment to long term liabilities of $30,033,989 to separately identify the amounts relating to note 3(a)(i) and 3(a)(ii). It appears the current disclosure combines the $26,672,853 pro forma adjustment relating to the merger with Great China, as discussed in note 3(a)(i) and the $3,361,136 relating to the acquisition of the surrounding mineral properties, as discussed in note 3(a)(ii).

The pro forma adjustments have been revised in accordance with Comment 28.

Note 3, Pro Forma Assumptions, page F- 76

29.

We have reviewed your response to comment 61 of our letter dated July 28, 2006 and reissue the comment. Based on your disclosures and revisions in the financial statements as of December 31, 2006 of Continental, it appears you valued the Xietongmen property interests held by Highland at approximately $1.9 million upon consolidation as of December 15, 2005 under the Canadian accounting provisions of AcG-15. In the pro forma statements as of June 30, 2006, upon merging with Great China, it appears you have assessed the fair value of the Xietongmen property at $106.1 million. Rather, the fair value of the Xietongmen property appears to have increased approximately $93 million in the six month period ending June 30, 2006, which you have attributed to successful drilling results. The basis for this significant increase to the fair value of this property remains unsubstantiated. We reissue our prior comment 61 and request detailed facts and events occurring during this period to support the increase in the value of this property as it appears the fair values assigned are not appropriate.

We will address your comments in two parts: firstly addressing why we believe the fair values assigned are appropriate for the assets acquired in the Great China transaction and secondly, addressing why there has been such a significant increase in the value of the property.

In assessing how to account for the acquisition of Great China on the June 30, 2006 pro forma financial statements, management considered the guidance provided by the Financial Accounting Standards Board Statement 141, Business Combinations (“FAS 141”). The acquisition of Great China is to be accounted for as an asset acquisition as set out in paragraphs 3 through 8 of FAS 141.

Paragraph 6 of FAS 141 requires that for exchange transactions in which the consideration is not in the form of cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, which ever is more clearly evident and thus, more reliably measurable.

In the Company’s situation, the fair value of the consideration given will be based on the number of shares given up of 36,000,000 multiplied by the fair market value of the shares on the day the shares are issued and the transaction completed (currently the shares are trading at Cdn$1.44) . For purposes of the pro forma, Continental has recorded the acquisition of Great China at Cdn$69 million (excluding Future Income Taxes), being 36,000,000 shares at a assumed fair market value of Cdn$1.94 (which was the fair value of the shares when the transaction was announced as disclosed in the pro forma).

In assessing the fair value of the assets acquired, the Company has attempted to determine the fair value of each of the assets acquired as follows:

1. Cash of Cdn $3.67 million was acquired. The cash was represented by US and Canadian dollar deposits which were recorded at their fair value on Great China’s books. As a result, we believe that Cdn$3.67 million is the fair value of these assets.

2. The prepaids of Cdn $0.043 million were immaterial to the transaction and as a current asset of a short-term nature, there was no reason to believe that the fair value of this asset would differ materially from its historical amount.

3. Plant and equipment of Cdn $0.011 million was immaterial to the transaction and thus historical values were assumed to equal fair values.

4. Accounts payable of Cdn $0.056 million were immaterial to the transaction and as a current liability of a short-term nature, the book value of these payables was assumed to equal to the fair value.

5. To try and determine the fair value of the mineral property interest, the Company prepared a net present value calculation to determine the total value of the Xietongmen property. The Company has sent information contained in spreadsheets as supplemental material in connection with this filing. As outlined in the applicable spreadsheet, this calculation determined the NPV for 100% of the property to be worth US$173 million, which is at a very low scoping level, but nonetheless addresses all key parameters to the extent comparable in the market place for development and operating mines, or for a 40% equivalent to be worth US$69.2 million (C$77.75 million, less discounted for country, geopolitical, lack of engineering and more precise pre-feasibility work, contingencies, etc. of 12% for a net of C$69.2 million).

The Company does not believe that there are any other unidentifiable intangible assets or tangible assets being acquired in the transaction with Great China. The resulting corporate interests upon merger will essentially mirror the indirect property interests currently at 60%/40%.

In determining the value of the mineral property interest in #5 above, there are many assumptions (see spreadsheets sent in as supplemental material) and uncertainties which are inherent in the calculation, including the following:

A. World mineral prices. The NPV calculations assume $450 per ounce for gold, while world gold prices currently average $585 per ounce, but are susceptible to wide variations. The NPV calculations assume $1.10 / lb for copper, while world copper prices now exceed $3.0 / lb.

B. Political risk. The Xietongmen project is located in western Tibet, a self-governing autonomous region of China. The Chinese government has repeatedly stated its desire to develop the western regions of China and that it would provide incentives for companies to invest in this area. This would appear to favour the Xietongmen project. However, simultaneous to that have been protests over

Continental’s activities in Tibet. Such protests could potentially jeopardize the project.

C. Geological risk. While the geological report suggests that the Xietongmen property contains a significant ore deposit, the amount of actual recoverable ore may be much more or less and will not be known until extraction and metallurgical recovery takes place.

D. Logistical risk. The Xietongmen property is located at an altitude of over 12,000 feet. The property is located in a remote region of western Tibet. The ability of the Company to find enough suitable labor, materials, water, electricity, equipment, infrastructure to build and operate a mine and to extract the ore and transport it to a smelter for processing is highly uncertain.

E. Repatriation / investment risk. The NPV calculations assume that Continental would receive 100% of all net profits. However, recent events in Mongolia, where the government imposed a 34% stake on a foreign developed mineral development project, highlight the investment risks in East Asia.

F. Land / permitting risk. Land tenure in China and in Tibet in particular remains unclear. Additionally, there is substantial uncertainty regarding whether or not a foreign company will be issued a mining permit (this has never happened before in Tibet).

G. Human relations risk. Continental is a foreign company operating in an autonomous region of China. Acceptance of the project by local citizens and officials is crucial to the success of the project. There is tremendous uncertainty regarding the acceptance of this foreigner’s project by the locals.

Continental is addressing all of the uncertainties through its own staff and contractors/consultants to achieve responsible mineral development, but the outcome of these activities cannot be determined with certainty.

Due to the uncertainties and numerous assumptions regarding the fair value of the asset acquired, even though it is comparable, we believe that the fair value of the consideration given up (being the value of the shares issued), which was based on negotiations between the vendor and buyer at arm’s length with no compulsion to act, is more clearly evident, more reliably measurable and therefore should be the basis used for the fair value allocated to Great China’s mineral property upon acquisition, as reported on the June 30, 2006 pro forma financial statements.

The purchase price as determined by the value of Continental shares issued has been fully allocated to the assets identified in points #1 to #5 above (excluding the impact of the future income tax liability). EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”, requires that the impact of the future income tax liability be recorded as an increase in the value of the asset acquired as determined through the use of simultaneous equations. We have followed this method in determining the final recorded value of the mineral property in the pro forma.

To address the increase in value of the property in the first six months of 2006, we provide some additional qualitative factors to consider:

Over 100 holes were drilled to delineate the Xietongmen deposit, yielding very positive results based upon conservative copper and gold prices of US$1.10/lb and US$400/oz respectively.

Internationally recognized mineral drilling results have been obtained (previously, no internationally recognized drilling results had been prepared) with preliminary estimates of Measured resources totaling 106 1.15  million tonnes grading 0.49% copper and 0.73 g/t gold, containing billion pounds of copper and 2.49 million ounces of gold; plus Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold containing 273 million pounds of copper and 550,000 ounces of gold. None of the above information was available as of December 31, 2005.

Simultaneous with the release of the above, very positive preliminary estimates has been the sharp increase in the world prices of copper and gold. Copper prices averaged US$1.59/lb in 2005 and have averaged $2.81/lb to the end of July 2006 (currently at $3.45/lb). Gold prices averaged US$445/oz in 2005, rose to $700/oz at one point in 2006 and have averaged US$596/oz to the end of July 2006.

Land tenure issues regarding the ability of a Wholly Foreign Owned Enterprise to acquire land in the Tibetan Autonomous Region of China have been clarified in a positive light, but yet to be substantiated via case proven precendents, thus reducing some of the uncertainty but not eliminating the tenure issues.

The Company, together with Great China Mining has announced their intention to unify the property under common management. Unification of the property’s management creates a control premium,

as any “major”, international mineral development company would not be interested in acquiring such a property, where they can not buy a controlling stake and or purchase a large enough interest in Xietongmen to have a material effect on the purchaser’s reported Balance Sheet and or operations.

A fairness opinion was issued by Glanville & Associates, Ltd., an experienced valuator of mineral properties, supporting the exchange ratio of Company shares to be issued in exchange for Great China’s only significant asset, its stake in Highland Mining.

Based on the above analysis, the qualitative factors and the discounted cash flow, we believe that the mineral property is appropriately value at its fair value.

30.

In addition, please tell us in detail how you determined the $11.2 million fair value assigned to the three properties surrounding the Xietongmen property that you will acquire from a director of Great China upon closing of the merger. Please provide all factual evidence used in assessing this value for each of the three properties as of June 30, 2006.

Similar to the Company’s acquisition of its 50% interest in Highland Mining, the Company considered several alterative means of determining the fair value of the three properties surrounding the Xietongmen property that are to be acquired from a director of Great China upon closing of the merger.

These properties, similar to the Xietongmen property are located in a remote region of western Tibet, China, but they are considerably more rugged mountainous terrain, less accessible due to lack of roads, only limited trails, and have had only initial surface reconnaissance exploration with no drill holes or underground investigation. The properties which have no proven mineral values are being acquired from arms length private Chinese companies.

In assessing the fair value of these three properties, the Company assessed the availability of alternative measurements of fair value, namely, the availability of an external market by which the properties could be valued. As there is no readily available secondly property market in western Tibet, it was not possible to obtain market data on similar transactions, to determine the fair value of the properties. Financial data regarding these three private companies was also not readily available.

A discounted cash flow method was also considered to determine the fair value of the three properties, but as the properties are undeveloped and generating no cash flow, a discounted cash flow method was not possible.

The Company believes that based on negotiations between the Company and the owners of the three properties, acting at arm’s length with no compulsion to act, resulted in the best indication of the fair value of the properties. The Company and the director of Great China negotiated and settled the fair value of these three properties to be worth US$3.25 million, plus the fair value of 1,500,000 Continental shares and warrants. Based upon the information available at the time of the transaction, this is the best know and supportable available estimate of the fair value of the three properties as of June 30, 2006, based on the exploration potential and to provide access and infrastructure locations to support potential future development and hopefully a mine in the future. These properties, in representing approximately 10% (excluding Future Income Tax) of the total costs, appears reasonable given their “green fields” exploration level.

31.

Tell us how the fair value of the Xietongmen property reported in the pro forma financial statements as of June 30, 2006 compares to the net asset values that were estimated and reviewed by Glanville & Associates, Ltd. in completing its fairness opinion, as discussed on page 38.

The full report version of the Fairness Opinion prepared by Glanville & Associates did not include such a reference to the “net asset values that were estimated and reviewed by Glanville & Associates Ltd.” This reference was erroneously left in the Executive Summary, on page 38 of Amendment 1 of the F4 Registration Statement. This reference has been removed from page 38 of the text.

32.

Please correct the table at note 4(a) regarding the balance and pro forma balance of common share capital outstanding as of June 30, 2006 to present the balances in accordance with US GAAP. It appears the amounts included here are presented in accordance with Canadian GAAP, which is inconsistent with the presentation throughout your pro forma financial statements and related footnotes.

We have revised the balance and pro forma balance of common share capital outstanding, as reported in note 4(a) to the pro forma financial statements, to $44,928,020 and $117,678,020 respectively, to present the balances in accordance with US GAAP.

We look forward to receiving your comments at your earliest convenience. If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Great China Mining Inc.

cc:	Continental Minerals Corporation Attention: Mr. Gerald Panneton